UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

COMMISSION FILE NUMBER 1-8606

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES

VERIZON COMMUNICATIONS INC.

140 WEST STREET

NEW YORK, NEW YORK 10007

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3

Notes to Financial Statements	4-21

SUPPLEMENTAL SCHEDULE *

Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)	22

SIGNATURE	23

EXHIBIT:

23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

*

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Security Act of 1974 are omitted as they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Verizon Employee Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the Verizon Savings and Security Plan for West Region Hourly Employees (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year), as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus LLP

New York, New York

June 27, 2013

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES

Statements of Net Assets Available for Benefits

As of December 31, 2012 and 2011

(in thousands of dollars)

	2012	2011
Assets
Investments in Master Trusts (at fair value)	$1,121,167	$1,080,566
Notes receivable from participants	62,740	62,201

Net assets reflecting investments (at fair value)	1,183,907	1,142,767

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,276)	(5,197)

Net assets available for benefits	$1,178,631	$1,137,570

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

(in thousands of dollars)

Additions
Participant Contributions	$46,871
Employer Contributions	24,424

Total contributions	71,295

Net investment gain from investments in Master Trusts	125,652

Total additions	196,947

Deductions
Benefits paid to participants	153,766
Transfers to other plans and other, net	346
Administrative expenses	1,774

Total deductions	155,886

Net Change	41,061

Net assets available for benefits
Beginning of year	1,137,570

End of year	$1,178,631

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2012

1.	Description of the Plan

The following description of the Verizon Savings and Security Plan for West Region Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan Document for a more complete description of the Plan’s provisions.

Eligibility

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides eligible employees, as defined in the Plan document, of Verizon Communications Inc. (“Verizon” or “Plan sponsor”) and certain of its subsidiaries (“Participating Affiliates”) with a convenient way to save for both medium and long-term needs.

Covered employees are eligible to make tax-deferred or after-tax contributions to the Plan and to receive matching employer contributions, upon completion of enrollment in the Plan, as soon as practicable following the date of hire. Beginning June 1, 2013, covered employees in certain bargaining groups who are not eligible to earn pension benefits and who are employed by Verizon or its Participating Affiliates on the last day of the year in a position subject to a collective bargaining agreement may receive an employer profit sharing contribution under the Plan.

An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; however, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Investment Options

Participants shall direct their contributions to be invested in any of the current investment options.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, matching contributions, profit sharing contributions, and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Payment of Benefits

Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the three optional forms of benefit payment, which include the following: (1) in Verizon shares for investments in the Verizon Company Stock Fund or the Consolidated Employee Stock Ownership Plan (“CESOP”) Shares Fund, with the balance in cash; (2) annual, semiannual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant; or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in Verizon shares for investments in the Verizon Company Stock Fund or the CESOP Shares Fund, with the balance of each installment in cash.

Participant Loans

The Plan includes an employee loan provision authorizing participants to borrow an aggregate amount generally not exceeding the lesser of (i) $50,000 or (ii) 50% of their vested account balances in the Plan. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than five years (15 years for a loan to purchase a principal residence). Each new loan will bear interest at a rate based upon the prime rate as of the last business day of the calendar quarter immediately preceding the calendar quarter in which the loan is made. Participant loans have been classified as Notes receivable from participants in the Statements of Net Assets Available for Benefits. Interest rates ranged from 3.25% to 9.50% for the years ended December 31, 2012 and 2011.

Master Trusts

At December 31, 2012 and 2011, the Plan participated in the Verizon Master Savings Trust (the “Master Trust”) and owned a percentage of the net assets in the Master Trust. This percentage is based on a pro rata share of the net assets in the Master Trust. The Plan owned approximately 5% of the net assets in the Master Trust at both December 31, 2012 and 2011.

Fidelity Management Trust Company (the “Trustee” or “Fidelity”) has been designated as the trustee of the Master Trust and is responsible for the control and disbursement of the funds and portfolios of the Plan. Expenses of administering the Plan, including fees and expenses of the Trustee may be charged to the Plan. Investment fees are charged against the earnings of the funds and portfolios. The Trustee is also responsible for the investment and reinvestment of the funds and portfolios of the Plan, except to the extent that it is directed by Verizon Investment Management Corp. (“VIMCO”) or by third-party investment managers appointed by VIMCO.

At December 31, 2012 and 2011, the Plan also owned a percentage of the net assets in the Bell Atlantic Master Trust (together with the Master Trust, the “Master Trusts”), for which The Bank of New York Mellon is the trustee. The assets in the Bell Atlantic Master Trust are pooled between defined benefit plans and defined contribution plans. The fair value of the assets allocated to defined contribution plans in the Bell Atlantic Master Trust at December 31, 2012 and 2011 was $103.3 million and $82.8 million, respectively. The Plan owned approximately 1% and 4% of the net assets allocated to defined contribution accounts at December 31, 2012 and 2011, respectively.

The Plan’s participating interest in the investment funds of the Master Trusts is based on account balances of the participants and their elected investment funds. The net assets of the Master Trusts are allocated by assigning to each plan participating in the Master Trusts those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified as relating to such plan and by allocating, in proportion to the fair value of the assets assigned to such plan, income and expenses resulting from the collective investment of the assets of the Master Trusts.

Plan Modification

The Board of Directors of Verizon may amend, terminate or partially terminate the Plan at any time. The most senior Human Resources officer of Verizon also has the right to modify, alter or amend the Plan at any time subject to collective bargaining requirements. No amendment may permit any of the assets held pursuant to the Plan to be used for any purpose other than for the exclusive benefit of Plan participants and their beneficiaries or for paying reasonable expenses of administering the Plan. In the event the Plan terminates, participants will become fully vested in their accounts.

Risks and Uncertainties

The Plan provides investment options for participants, who can invest in combinations of stocks, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

2.	Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Investments in Master Trusts

The Plan’s interests in the Master Trusts are recorded at fair value. The Statement of Changes in Net Assets Available for Benefits reflects the net investment gain from the Plan’s interests in the Master Trusts, which consists of the realized gains or losses and the unrealized appreciation (depreciation) in fair value of those investments, as well as interest and dividends earned. Purchases and sales of investments are reflected as of the trade date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Fair Value Measurements

Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 – No observable pricing inputs in the market

Financial assets and financial liabilities are classified in their entirety based on the lowest level of inputs that is significant to the fair value measurements. The Plan sponsor’s assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

Investment contracts are required to be reported at fair value. However, contract value is the relevant measurement of that portion of net assets attributable to fully benefit-responsive investment contracts, as that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present net assets at fair value, with an adjustment to contract value for the investment contracts held by the Master Trust. In addition, net assets available for benefits and the changes in net assets available for benefits per the financial statements will be different from those in the Plan’s Form 5500 due to the adjustment from fair value to contract value for fully benefit-responsive investment contracts, as reflected in the financial statements (see Note 9).

Recently Adopted Accounting Standards

During 2012, the Plan adopted the accounting standard update regarding fair value measurements. This update was issued to provide a consistent definition of fair value and ensure that the fair value measurements and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This standard update also changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The adoption of this standard did not have a significant impact on the Plan’s financial statements.

3.	Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets related to the Plan’s non-participant directed investments is as follows (in thousands):

	As of December 31,
	2012	2011
Net Assets:
Verizon common stock	$287	$288

Changes in net assets:	Year ended December 31, 2012
Employer contributions	$ 24,424
Net investment gain	39,829
Benefits paid to participants	(48,012)
Increase in diversification adjustment (Note 4)	(5,030)
Other	(11,212)

Net decrease	$ (1)

4.	Vesting and Contributions

A participant shall be fully vested in the employer-matching and profit sharing contributions allocated to his or her account or Employee Stock Ownership Plan (“ESOP”) account and any income thereon, upon completing three years of vesting service or upon death, disability, retirement from Verizon or its Participating Affiliates, attainment of normal retirement age, or involuntary termination (other than for cause or in connection with a business transaction).

A terminated employee’s non-vested employer-matching and profit sharing contributions are forfeited and offset against the participating company’s obligation to make subsequent employer-matching and profit sharing contributions to the Plan. Forfeitures used to reduce employer-matching contributions for the year ending December 31, 2012 were immaterial. The balance in the forfeiture account was $605 thousand at December 31, 2012.

The Plan is funded by participant contributions up to a maximum of 16% of compensation (25% of compensation for covered employees in certain bargaining groups effective July 1, 2013), by profit sharing contributions, and by employer-matching contributions in shares of Verizon common stock equal to a percentage specified by the Plan or the participant’s collective bargaining agreement, as applicable. For participants eligible to earn pension benefits, the matching contribution percentage may not exceed 82% of the initial 6% of the participants’ contributions of eligible compensation for each payroll period during the Plan year. Beginning June 1, 2013 for participants in certain bargaining groups who are not eligible to earn pension benefits, the matching contribution percentage is 100% of the initial 6% of the participants’ contributions of eligible compensation for each payroll period during the Plan year. Participants attaining the age of 50 or older can elect to make additional before-tax catch-up contributions to the Plan. Beginning June 1, 2013, Verizon and its Participating Affiliates may make a discretionary, performance-based profit sharing contribution to the Plan in an amount up to 3% of each eligible participant’s eligible compensation for the Plan year. Eligible participants are those in certain bargaining groups who are not eligible to earn pension benefits and who are employed by Verizon or its Participating Affiliates on the last day of the year in a position subject to a collective bargaining agreement.

Participant contributions may be made on a before-tax basis (“elective contributions”) or from currently taxed compensation (“after-tax contributions”). Each participant’s elective contributions for the 2012 Plan year were limited to $17,000. For 2012, the total amount of elective contributions, after-tax contributions, employer-matching contributions and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (1) $50,000 or (2) 100% of the participant’s total compensation; and the compensation on which such contributions were based was limited to $250,000. The catch-up contribution limit is $5,500 for participants eligible to make catch-up contributions.

Employer-matching contributions are made in Verizon common stock. Employer profit sharing contributions may be made in cash or in Verizon common stock as determined by Verizon. The Verizon common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Verizon common stock but rather own an interest in the unitized fund. For the year ended December 31, 2012, total employer-matching contributions of 582 thousand shares of Verizon common stock were made with a fair value at the date of contribution of $24.4 million.

Participants age 50 and older with one year of service are permitted to redirect up to 50% of these employer-matching contributions (100% after attaining age 55 or retiring). A participant who has completed at least three years of service may transfer employer-matching contributions made on or after January 1, 2007 to any other investment option or options under the Plan. The same diversification rules apply to profit sharing contributions made or considered made in Verizon common stock. A participant may transfer CESOP account balances and employer-matching contributions (and related earnings) made before January 1, 2007 to any other investment option or options under the Plan. In Note 3 above, the “Diversification Adjustment” reflects the employer-matching contributions that a participant may elect to transfer into any investment option available under the Plan, subject to the provisions of the Plan document.

5.	Related-party Transactions

VIMCO, an indirect, wholly owned subsidiary of Verizon, is the investment advisor for certain investment funds and therefore qualifies as a party-in-interest. VIMCO received no compensation from the Plan other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the Plan. In addition, certain investments held by the Master Trusts are managed by Bank of New York Mellon as trustee and Fidelity as trustee and record keeper. Therefore, these investments qualify as parties-in-interest transactions. The Plan also allows investment, through a unitized fund, in Verizon common stock, which is a party-in-interest transaction. All of these transactions are exempt from the prohibited transaction rules.

6.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated June 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trusts are exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter.

However, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trusts are tax exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however there are no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

7.	Investments in Master Trusts

Fair values of publicly traded common stock, commodities and mutual funds are determined by obtaining quoted prices in active markets. The fair values of government securities, corporate debt obligations and other U.S. and international fixed income securities are valued based on yields currently available on comparable securities or issues with similar credit ratings. Fair values of the commingled funds, including the real estate fund, are based on the net asset values of the shares held as reported by fund managers, which are determined by the fair values of the underlying investments. The real estate fund invests its assets in open-end real estate funds, debt and equity securities of real estate companies, other real estate investments and cash and cash equivalents. The redemption restrictions for the commingled funds, other than for that portion of the real estate fund noted below, are summarized as follows:

Liquidation Period	Redemption Frequency	Redemption Notice	Redemption Restrictions
Daily	Daily	Daily	None

For that portion of the real estate fund classified as Level 3 in the fair value table below, redemption requests will be scheduled for payment on the next valuation date which is at least three months after receipt of a written request for redemption (last business day of the quarter). Redemption requests are subject to fund management discretion based on cash available to meet redemption requests. In the event total redemption requests exceed the total cash available to honor such requests, available cash will be pro-rated among the contract-holders eligible for redemption.

The fair value of the fully benefit-responsive guaranteed investment contracts (the “Investment Contracts”) equals the fair values of the underlying assets and the wrap contracts. The underlying assets consist of government securities, corporate debt obligations and asset backed securities. Fair values of government securities and corporate debt obligations are based on the yields currently available on comparable securities of issues with similar credit ratings. Fair values of asset backed securities are determined using inputs that include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data including market research publications, new issue data, monthly prepayment information and collateral performance.

The wrap contracts within the stable value fund in the Master Trust are held with insurance companies and banks. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the fair value of the covered assets once the fair value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions during a time when the fair value of the fund’s covered assets is below their contract value and fair value is ultimately reduced to zero. Standard & Poor’s (“S&P”) rated the issuers of these contracts and the contracts underlying the securities from AA- to A and AA- to A+ at December 31, 2012 and 2011, respectively.

The contract value of the Investment Contracts represents contributions plus earnings, less participant withdrawals and administrative expenses. The underlying investments of Investment Contracts are included in the Master Trust’s assets at contract value, which, as reported by the insurance companies and banks, was approximately $1.9 billion, at both December 31, 2012 and 2011.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include the following: (1) substantive modification of the Plan, including complete or partial plan termination or merger with another plan; (2) any change in law, regulation, or administrative ruling that could have a material adverse effect on the fund’s cash flow; (3) the Plan’s failure to qualify under section 401(k) of the Internal Revenue Code; (4) bankruptcy of the Plan sponsor or other Plan sponsor events which cause a significant withdrawal from the Plan; and (5) defaults in the debt securities that comprise the covered assets in excess of certain limits. The Plan administrator does not believe the occurrence of any such event is probable at this time.

Wrap contracts accrue interest using a formula called the “crediting rate.” Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between fair value and contract value over time. The crediting rate is reset monthly and has a floor rate of zero.

The wrap contracts had average yields of 2.45% and 2.79% at December 31, 2012 and 2011, respectively. The crediting interest rates for the wrap contracts were 2.21% and 2.62% at December 31, 2012 and 2011, respectively. No valuation reserve was recorded, or was deemed necessary, at December 31, 2012 and 2011 to adjust contract amounts.

The accounting records of the Master Trusts are maintained in U.S. dollars. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the prevailing rates of exchange at the end of each accounting period with the impact of fluctuations in foreign exchange rates reflected as an unrealized gain or loss in the fair value of the investments.

Cash receipts and payments derived from investment trades involving foreign currency denominated investments are translated into U.S. dollars at the prevailing exchange rate on the respective transaction date. Net realized gains and losses on foreign currency transactions result from the disposition of foreign currency denominated investments as a result of fluctuations in foreign exchange between the trade and settlement dates and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received.

The foreign exchange effect on foreign currency denominated investments is not segregated from the impact of changes in market prices in the Statement of Changes in Net Assets Available for Benefits.

The Plan’s interest in the fair value of the Master Trust and the Bell Atlantic Master Trust and the related investment gains are reported in Investments in Master Trusts and Net investment gain from investments in Master Trusts in the Statements of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits, respectively.

The following table represents the Master Trust’s net investments by investment type measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2012 (in thousands):

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Investments
Cash and cash equivalents	$106,411	$168,251	$—	$274,662
Verizon common stock	6,436,018	—	—	6,436,018
Mutual funds
U.S. fixed income	1,576,430	—	—	1,576,430
U.S. equity	423,875	—	—	423,875
U.S. small cap	229,112	—	—	229,112
International equity	250,874	—	—	250,874
Global fixed income	260,527	—	—	260,527
Commingled funds
U.S. equity	—	3,289,721	—	3,289,721
Cash equivalents	—	960,426	—	960,426
International equity	84	898,012	—	898,096
U.S. small cap	—	670,814	—	670,814
U.S. fixed income	4,819	647,579	—	652,398
Real estate	—	761,726	215,351	977,077
Global fixed income	—	113,589	—	113,589
Common stock
International equity	247,275	—	—	247,275
U.S. equity	3,141,229	—	—	3,141,229
Fixed income
Corporate bonds	—	295,350	—	295,350
U.S. treasuries and agencies	173,645	161,515	—	335,160
Asset-backed securities	—	23,785	—	23,785
Stable value fund
Cash and cash equivalents	—	20,295	—	20,295
U.S. treasuries and agencies	—	1,057,901	—	1,057,901
Corporate bonds	—	476,522	—	476,522
Asset-backed securities	—	484,125	—	484,125
Wrap contracts	—	3,648	—	3,648
International bonds	—	980,983	6,482	987,465
Commodities	34,610	41,632	—	76,242
Convertible securities	909	4,649	—	5,558
Other	—	51,814	—	51,814

Total investments at fair value	12,885,818	11,112,337	221,833	24,219,988

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(95,697)	—	(95,697)

Total investments	$12,885,818	$11,016,640	$221,833	$24,124,291

The following table states the change in fair value of the Master Trust’s Level 3 assets for the year ended December 31, 2012 (in thousands):

	Fair Value January 1, 2012	Transfer Out	Transfer In	Acquisitions	Dispositions	Realized Gain	Change in Unrealized Gain	Fair Value December 31, 2012
Fixed income
International bonds	$5,643	$—	$—	$529	$—	$—	$310	$6,482
Commingled funds
Real estate	—	—	215,351	—	—	—	—	215,351

	$5,643	$—	$215,351	$529	$—	$—	$310	$221,833

Assets are monitored to assess the appropriate levels assigned within the fair value hierarchy. Changes in economic conditions, such as bankruptcy, default or delisting, may require the transfer of an asset from one fair value level to another. When such a transfer occurs, it is recognized as of the end of the reporting period. A portion of the real estate fund was transferred from Level 2 to Level 3 to reflect the fact that the underlying funds have the ability to cease to honor withdrawal requests under certain circumstances, as noted above.

The following table represents the appreciation and depreciation (including gains and losses on investments bought and sold as well as held during the year) of all Master Trust investments by investment classification for the year ended December 31, 2012 (in thousands):

Investments
Common stock	$878,231
Mutual funds	154,597
Commingled funds	956,786
Fixed income	44,777
Other	(911)

Total appreciation	$2,033,480

Interest and dividends, along with net appreciation (depreciation) in the fair value of investments, are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios. Interest and dividend income for the Master Trust was $352 million for the year ended December 31, 2012.

The following table represents the Bell Atlantic Master Trust’s defined contribution net investments by investment type measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2012 (in thousands):

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Investments
Commingled funds
International equity	$—	$103,347	$—	$103,347

Total investments at fair value	$—	$103,347	$—	$103,347

The appreciation (including gains and losses on investments bought and sold, as well as held, during the year) of the Bell Atlantic Master Trust investments for the year ended December 31, 2012 was $19.4 million.

The following table represents the Master Trust’s net investments by investment type measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2011 (in thousands):

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Investments
Cash and cash equivalents	$36,633	$109,952	$—	$146,585
Verizon common stock	6,057,206	—	—	6,057,206
Mutual funds
U.S. fixed income	1,338,629	—	—	1,338,629
U.S. equity	390,198	—	—	390,198
U.S. small cap	206,877	—	—	206,877
International equity	218,941	—	—	218,941
Global fixed income	188,629	—	—	188,629
Commingled funds
U.S. equity	—	3,234,082	—	3,234,082
Cash equivalents	—	1,081,358	—	1,081,358
International equity	—	762,278	—	762,278
U.S. small cap	—	610,178	—	610,178
U.S. fixed income	—	656,060	—	656,060
Real estate	—	820,726	—	820,726
Common stock
International equity	215,381	—	—	215,381
U.S. equity	2,728,252	33	—	2,728,285
Fixed income
Corporate bonds	—	207,252	—	207,252
U.S. treasuries and agencies	49,214	95,127	—	144,341
Asset-backed securities	—	24,598	—	24,598
Stable value fund
Cash and cash equivalents	—	25,920	—	25,920
U.S. treasuries and agencies	—	1,212,435	—	1,212,435
Corporate bonds	—	463,529	—	463,529
Asset-backed securities	—	356,433	—	356,433
Wrap contracts	—	4,585	—	4,585
International bonds	706	843,092	5,643	849,441
Other	—	74,745	—	74,745

Total investments at fair value	11,430,666	10,582,383	5,643	22,018,692

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(92,131)	—	(92,131)

Total investments	$11,430,666	$10,490,252	$5,643	$21,926,561

The following table states the change in fair value of the Master Trust’s Level 3 assets for the year ended December 31, 2011 (in thousands):

	Fair Value January 1, 2011	Transfer Out	Transfer In	Acquisitions	Dispositions	Realized Gain	Change in Unrealized Gain	Fair Value December 31, 2011
Fixed income
Stable value fund	$5,739	$(4,345)	$—	$—	$(1,547)	$1	$152	$—
International bonds	20,507	—	—	594	(15,369)	734	(823)	5,643

	$26,246	$(4,345)	$—	$594	$(16,916)	$735	$(671)	$5,643

Transfers from Level 3 to Level 2 for the stable value fund were the result of the availability of observable prices from vendors which were not available in the prior years.

The following table represents the Bell Atlantic Master Trust defined contribution net investments by investment type measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2011 (in thousands):

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Investments
Commingled funds
International equity	$—	$82,840	$—	$82,840

Total investments at fair value	$—	$82,840	$—	$82,840

8.	Derivatives

In the normal course of operations, the Master Trust’s assets and liabilities may include derivative financial instruments (futures, options and foreign currency contracts). These derivatives involve, in varying degrees, elements of credit and market volatility risks in excess of more traditional investment holdings such as equity and debt instruments. The contract or notional amounts disclosed in this footnote provide a measure of the Master Trust’s involvement in such instruments but are not indicative of potential loss. The intent is to use derivative financial instruments as economic hedges to manage market volatility risk, foreign currency exchange rate risk or credit risk associated with the Master Trust’s investment assets or to address investment managers’ views of future market movements. The Master Trust’s fiduciaries do not anticipate any material adverse effect on the Master Trust’s financial position resulting from its involvement in these instruments.

The following table presents the effect of gains (losses) with respect to these derivative instruments, by type of derivative. The gains (losses) are located on the Statement of Changes in Net Assets Available for Benefits under “Net investment gain from investment in Master Trusts” (in thousands):

For the Year Ended December 31, 2012
Foreign currency forward contracts	$(18,374)
Futures	1,582
Options	362
Swaps	(761)

Futures Contracts

The primary risk managed using futures contracts is the price risk associated with investments. Investment managers enter into various futures contracts to economically hedge investments in domestic securities. These contracts, which are considered derivatives under ASC 815, Derivatives and Hedging, are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Plan, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices.

The following table presents open futures contracts at December 31, 2012. The fair value presented in this table includes cumulative appreciation (depreciation) of futures contracts, but only the current day’s variation margin receivable/payable is reported in the Statements of Net Assets Available for Benefits under “Investments in Master Trusts (at fair value)” (dollars in thousands):

Type of Contract	Number of Contracts Buy (Sell)	Expiration	Notional	Fair Value

Fixed Income: Buys	1,314	Short-term	$255,467	$(32)
Fixed Income: Sells	(1,666)	Short-term	(307,167)	119
Equity: Buys	1,216	Short-term	123,702	(185)
Equity: Sells	(874)	Short-term	(52,961)	(1,694)
Commodity: Buys	938	Short-term	57,704	(181)
Commodity: Sells	(630)	Short-term	(38,008)	206
Cash and Cash Equivalents: Buys	3	Short-term	451	(18)
Cash and Cash Equivalents: Sells	(203)	Short-term	(21,294)	334
Other: Buys	69	Short-term	1,133	88

Total			$19,027	$(1,363)

The following table presents open futures contracts at December 31, 2011. The fair value presented in this table includes cumulative appreciation (depreciation) of futures contracts, but only the current day’s variation margin receivable/payable is reported in the Statements of Net Assets Available for Benefits under “Investments in Master Trusts (at fair value)” (dollars in thousands):

Type of Contract	Number of Contracts Buy (Sell)	Expiration	Notional	Fair Value

Fixed Income: Buys	2,453	Short-term	$403,637	$9,959
Fixed Income: Sells	(1,998)	Short-term	(353,378)	(1,464)
Equity: Buys	683	Short-term	75,430	1,582
Equity: Sells	(606)	Short-term	(60,526)	360

Total			$65,163	$10,437

Option Contracts

The primary risk managed using option contracts is the price risk associated with investments. Purchased and written option contracts are agreements between two parties giving the owner, under a purchased option, the right, but not the obligation, to buy or sell a specified item at a fixed price (exercise or strike) during a specified period, and under a written option the obligation to sell or buy a specified item at a fixed price. These option contracts are intended to economically hedge the Master Trust’s investments in foreign and domestic securities or to generate additional income such as from selling covered calls. When the investment manager buys or writes an option contract, a nonrefundable fee (the premium) is paid or received by the Master Trust and is recorded as an asset or liability and is subsequently adjusted to the current market value of the option purchased or written. The premiums paid or received from buying or writing options are recorded as realized gains or losses when the options expire. The difference between the premium and the amount paid or received on affecting a closing purchase or sale transaction is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is recorded as a realized gain or loss if sold or an adjustment to cost of the underlying investment if acquired upon exercise.

The following tables present the cost (premium received or premium paid) and fair value of written and purchased options held by the Master Trust. The fair value presented in these tables is located in the Statements of Net Assets Available for Benefits under “Investments in Master Trusts (at fair value)” (in thousands):

At December 31,	2012		2011
Type of Contract - Written	Cost (Premium Received)	Fair Value	Cost (Premium Received)	Fair Value

Cash and Cash Equivalents	$—	$—	$(79)	$(26)
Fixed Income	(870)	(105)	(1,556)	(363)

Total	$(870)	$(105)	$(1,635)	$(389)

At December 31,	2012		2011
Type of Contract - Purchased	Cost (Premium Paid)	Fair Value	Cost (Premium Paid)	Fair Value

Cash and Cash Equivalents	$—	$—	$2,411	$2,150
Fixed Income	606	204	252	115

Total	$606	$204	$2,663	$2,265

Foreign Currency Forward Contracts

The primary risk managed using foreign currency forward contracts is the foreign currency exchange rate risk associated with the Master Trust’s investments denominated in foreign currencies. Foreign currency forward contracts are agreements to exchange foreign currencies at a specified future date and rate, the terms of which are not standardized on an exchange. These contracts are intended to minimize the effect of currency fluctuations on the performance of investments denominated in foreign currencies or to actively manage currency exposure as one source of alpha (excess return). Risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from the movements in foreign currency exchange rates (market risk). The contracts are recorded at fair value on the date the contract is entered into, which is typically zero.

The following table presents the foreign currency forward contracts held by the Master Trust. The fair value presented in this table is included in the Statements of Net Assets Available for Benefits under “Investments in Master Trusts (at fair value)” (dollars in thousands):

	Notional		Fair Value
	2012	2011	2012	2011

Derivative Assets: Long US$	$464,533	$495,063	$(2,993)	$7,038
Derivative Liabilities: Short US$	756,938	677,606	(13,937)	110
Cross Currency (non US$)	31,739	88,145	(1,443)	2,087

Credit Derivatives

A credit derivative is a bilateral contract between a buyer and a seller under which the seller agrees to provide protection to the buyer against the credit risk of a particular entity (“reference entity” or “reference credit”). Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events. These triggering events may include the market standard of failure to pay on indebtedness, bankruptcy of the reference credit, debt restructuring, or the acceleration of indebtedness. The seller of such protection may not be required to make payments until a specified amount of losses has occurred with respect to the portfolio and/or may only be required to pay for losses up to a specified amount.

Credit derivatives are used primarily to help mitigate credit risk in the Master Trust’s corporate bonds portfolio or to address investment managers’ views on the likelihood of future credit events. Through these contracts, the Master Trust either purchases or writes protection on either a single name or a portfolio of reference credits. The credit derivatives written by the Master Trust include credit default swaps.

A credit default swap is a contract in which, for a fee, a protection seller agrees to reimburse a protection buyer for any losses that occur due to a credit event on a reference entity. If there is no credit default event or settlement trigger, as defined by the specific derivative contract, then the protection seller makes no payments to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs as defined in the specific derivative contract sold, the protection seller will be required to make a payment to the protection buyer.

The Master Trust evaluates the payment/performance risk of the credit derivatives to which it stands as a protection seller based on the credit rating which has been assigned to the underlying referenced credit. Where external ratings by nationally recognized statistical rating organizations (such as Moody’s and S&P) are used, investment grade ratings are considered to be Baa/BBB or above, while anything below is considered non-investment grade.

The following table presents the credit derivatives held by the Master Trust. The fair value presented in the table is located in the Statements of Net Assets Available for Benefits under “Investments in Master Trusts (at fair value)” (in thousands):

	Notional		Fair Value
	2012	2011	2012	2011
Derivative Assets
Credit default swaps	$87,485	$100,359	$(1,367)	$5,710

Derivative Liabilities
Credit default swaps	81,100	73,456	2,319	352

Net Notional Value/Net Fair Value	$6,385	$26,903	$(3,686)	$5,358

The following table summarizes the key characteristics of the Master Trust’s credit derivative portfolio as protection seller (in thousands):

At December 31,	2012		2011
	Maximum Potential Amount of Future Payments (Notional)	Fair Value Payable	Maximum Potential Amount of Future Payments (Notional)	Fair Value Payable

By counterparty
Bank/Broker Dealer	$81,100	$2,319	$73,456	$352

Total by counterparty	$81,100	$2,319	$73,456	$352

Credit risk associated with the Master Trust’s derivatives is the risk that a derivative counterparty will not perform in accordance with the terms of the applicable derivative contract. Credit derivatives, including credit default swaps (“CDS”) and total return swaps (“TRS”), derive their value from the credit risk on an underlying bond or other financial asset. As of December 31, 2012 and 2011, the Master Trust’s maximum credit exposure (notional value of short position in CDS and TRS) was $81.1 million and $73.5 million, respectively. As of December 31, 2012 and 2011, the aggregate fair value of all credit derivative instruments was $(3.7) million and $5.4 million, respectively.

9.	Reconciliation of Financial Statements to Form 5500

The following table reconciles net assets per the Statements of Net Assets Available for Benefits to the Plan’s Form 5500 Asset and Liability Statement at December 31 (in thousands):

	2012	2011

Net assets available for benefits per the financial statements	$1,178,631	$1,137,570
Adjustment for deemed no post default payments	(2,460)	(1,825)
Adjustment for fully benefit-responsive investment contracts	5,276	5,197

Net assets available for benefits per Form 5500	$1,181,447	$1,140,942

The following table reconciles net change per the Statement of Changes in Net Assets Available for Benefits to net income per the Plan’s Form 5500 Income and Expense Statement for the year ended December 31, 2012 (in thousands):

2012

Net change per the financial statements	$41,061
Adjustment for deemed no post default payments	(635)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	79

Net income per Form 5500	$40,505

EIN: 22-2259884

Plan # 105

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2012

(in thousands of dollars)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Notes receivable from participants*	0 -15 years maturity at 3.25% - 9.50%	$62,740

*	Party-in-interest

Cost information is not required because investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES

By:	/s/ Marc C. Reed
Marc C. Reed (Chairperson, Verizon Employee Benefits Committee)

Date:	June 27, 2013

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm